Filed by BankUnited, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Herald National Bank

SEC Registration Statement No.:  333-175530

BANKUNITED, INC. ANNOUNCES APPROVAL OF ITS APPLICATIONS TO

ACQUIRE HERALD NATIONAL BANK AND BECOME A BANK HOLDING COMPANY

MIAMI LAKES, FL (February 22, 2012) — BankUnited, Inc. (“BKU”) (NYSE:BKU) announced today that its applications to acquire Herald National Bank (“Herald”) (NYSE AMEX:HNB) have been approved by the Federal Reserve Bank of Atlanta and the Office of the Comptroller of the Currency (the “OCC”).  BKU also announced today that BankUnited, its wholly-owned thrift subsidiary, has received OCC approval to convert its charter to a national bank.  Upon completion of the acquisition of Herald and the conversion of BankUnited to a national bank, BKU will become a bank holding company.  Subject to the terms and conditions of the Merger Agreement by and between BKU and Herald, as amended, BKU expects both the Herald acquisition and the bank conversion to be completed on February 29, 2012.

About BankUnited, Inc.

BankUnited, Inc. is a savings and loan holding company with two wholly-owned subsidiaries: BankUnited, which is one of the largest independent depository institutions headquartered in Florida by assets, and BankUnited Investment Services, Inc., a Florida insurance agency which provides comprehensive wealth management products and financial planning services. BankUnited is a federally-chartered, federally-insured savings association headquartered in Miami Lakes, Florida, with $11.3 billion of assets, more than 1,300 professionals and 95 branches in 15 counties at December 31, 2011.  BankUnited, Inc. has received regulatory approval to become a bank holding company through its acquisition of Herald National Bank and the conversion of BankUnited to a national bank.  At the time it becomes a bank holding company, BankUnited, Inc. will cease to be a savings and loan holding company.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of BKU with respect to, among other things, future events and financial performance.  BKU generally identifies forward-looking statements by terminology such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of those words or other comparable words.  Any forward-looking statements contained in this press release are based on the current plans, estimates and expectations of BKU.  The inclusion of this forward-looking information should not be regarded as a representation by BKU that the future plans, estimates or expectations contemplated herein will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to BKU’s operations, financial results, financial condition, business prospects, ability to complete the merger, growth, strategy, and liquidity.  If one or more of these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may vary materially from those indicated in these statements.  These factors should not be construed as exhaustive.  BKU does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.  A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements.  Information on these factors can be found in the Proxy Statement/Prospectus filed by BKU with the Securities and Exchange Commission (the “SEC”) on

November 16, 2011 as well as the 2010 Annual Report on Form 10-K of BKU, and in the Quarterly Reports on Form 10-Q of BKU, filed with the SEC and available at the SEC’s website (www.sec.gov).

Legal Information

On November 16, 2011, BKU filed a definitive Proxy Statement/Prospectus with the SEC regarding the proposed merger with Herald.  This Proxy Statement/Prospectus has been mailed to Herald shareholders.  INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED BY BKU WITH THE SEC AND BY HERALD WITH THE OFFICE OF THE COMPTROLLER OF THE CURRENCY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY DO OR WILL CONTAIN IMPORTANT INFORMATION.

Investors can obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BKU and Herald at the SEC’s website (http://www.sec.gov), with respect to information about BKU, and Herald’s website (www.heraldnb.com), with respect to information about Herald.  Investors can also obtain these documents, free of charge, at http://www.bankunited.com under the tab “About Us” and then under the heading “Investor Relations” and then under “SEC Filings.”  Copies of the Proxy Statement/Prospectus and any other filing by BKU with the SEC and by Herald with the OCC can also be obtained, free of charge, by directing a request to Douglas J. Pauls, 14817 Oak Lane, Miami Lakes, FL 33016, (305) 461-6841.

Contact

BankUnited, Inc.

Douglas J. Pauls
Tel: (305) 461-6841
dpauls@bankunited.com